THE ARVIND MILLS LIMITED

Naroda Road, Ahmedabad -380 025, India.
Phone : (079) 22203030 Fax : (079) 22204314

82-3708

 A MEMBER OF THE LALBHAI GROUP

25th October, 2004

Securities & Exchange Commission
Office of International -
Corporate Finance
Room 3094 - Stop 3-6
450 Fifth Street, N. W.
WASHINGTON, DC 20549

SUPPL

Dear Sirs,

We send herewith the list of Duplicate Certificates of Equity Shares and Debentures issued in the month of October, 2004.

Thanking you

Yours faithfully,

R. V. BHIMANI
COMPANY SECRETARY

Encl. a. a.

dlw 11/22

Arvind

THE ARVIND MILLS LIMITED. Duplicate Certificates Issued Register Type : O EQUITY

Inward Date From : 11/09/2004 To : 30/09/2004 Inward No. From : 29 To : 34

Sr. No.	Inward No. / Date / LF No. / Stts/ArCat	Holder's Name(s) / Address	Total Shrs. / Total Cert.		Fr Cert No	To Cert No	Fr Dist No	To Dist No	No. Of Shares
31	29	ARVINDLAL NANALAL SHAH	4	OLD	1337204		45488729	45488732	4
	11/09/2004	AMIT ARVINDLAL SHAH	1	NEW	1994175		45488729	45488732	4
	AR5934	3A, AMAR APARTMENTS							
	1 5A	VASNA							
		PALDI							
		AHMEDABAD PIN:380007							
32	30	RAJ KUMAR GUPTA	285	OLD	266008	266010	7297151	7297180	30
	11/09/2004	SITA KUTIR, 1ST FLOOR	14		432985	432986	10541641	10541670	30
	057308	RAJSATHAN COLONY, BANDER BAGICHA			741891	741893	27178924	27178998	75
	1 5A	FREZER ROAD			1119885	1119887	41356433	41356492	60
		PATNA PIN:800001			2119885	2119887	58808171	58808260	90
				NEW	1994176	1994178	7297151	7297180	30
					1994179	1994180	10541641	10541670	30
					1994181	1994183	27178924	27178998	75
					1994184	1994186	41356433	41356492	60
					1994187	1994189	58808171	58808260	90
33	31	PAWAN KHANNA	90	OLD	1190288	1190289	42521569	42521604	36
	11/09/2004	LALITA KHANNA	4		2190288	2190289	60555875	60555928	54
	094997	C-131 B,2ND FLOOR		NEW	1994190	1994191	42521569	42521604	36
	1 5A	MOTI NAGAR			1994192	1994193	60555875	60555928	54
		NEW DELHI PIN:110015							
34	32	SANJEEV KUMAR MEHTA	100	OLD	508328		12067389	12067438	50
	11/09/2004	N.R.I.E 72/1, MOO13 T. MAKRUJAE,	2		367836		8439431	8439480	50
	900951	A MUANG		NEW	1994194		12067389	12067438	50
	2 1B	LAMPHUN -51000			1994195		8439431	8439480	50
		THAILAND							
35	33	NAISHADH RAMANLAL SHAH	50	OLD	159863		4014901	4014950	50
	11/09/2004	A-11,SAINATH RAW HOUSE,	1	NEW	1994196		4014901	4014950	50
	192790	B/H JANPATH FLATS,GHODASAR,							
	1 5A	AHMEDABAD PIN:380050							
36	34	BAJAJ CONSULTANTS PVT.LTD.	1450	OLD	3186391	3186419	82956257	82957706	1450
	11/09/2004	24-B,RAJABAHADUR COMPOUND	29	NEW	1994197	1994225	82956257	82957706	1450
	263015	1ST FLOOR,HAMAM STREET							
	3 3A	FORT							
		BOMBAY PIN:400023							

Total Transfer Deeds : 6
Total Certificates : 51
Total Shares/Debentures : 1979